FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 18, 2003	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

THE GROWTH CONTINUES

WHEATON RIVER MINERALS LTD

Third Quarter Report

September 30, 2003

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes thereto.  All figures are in United States dollars unless otherwise noted.

THIRD QUARTER HIGHLIGHTS

- Net earnings of $14.7 million ($0.03 per share) for the three months, compared with $949,000 ($0.01 per share) in 2002.

- Operating cash flow of $31.5 million for the three months, compared with negative cash flow of $2.7 million in 2002.

- Sales of 126,100 gold equivalent ounces and 28,296,800 pounds of copper (2002 – 47,800 gold equivalent ounces).

- Total cash costs of $98 per gold equivalent ounce (2002 - $182 per gold equivalent ounce).

- Continued expansion with the acquisition of Los Filos gold project in Mexico.

- Successful equity financing raised $68 million.

RESULTS OF OPERATIONS

The Company has consolidated the results of operations of the Luismin mines for the nine months ended September 30, 2003 and of the Peak mine since the date of acquisition on March 18, 2003.  For the period from the date of acquisition of an indirect 25% interest in the Alumbrera mine, on March 18, 2003, the Company accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%.  As a result of the Company’s acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

THREE MONTHS ENDED SEPTEMBER 30

Net earnings for the three months ended September 30, 2003 totaled $14,689,000 ($0.03 per share), on sales of $63,142,000.  The comparable period in 2002 included only the operating results of Luismin, with net earnings of $949,000 ($0.01 per share) on sales of $15,840,000.  Operating cash flow for the quarter was $31,453,000, compared with negative cash flow of $2,663,000 in 2002.

	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 2)	(Note 3)
Sales	$17,152,000	$14,639,000	$31,351,000	$-	$63,142,000
- Gold (ounces)	27,600	39,200	38,600	-	105,400
- Silver (ounces)	1,515,900	-	-	-	1,515,900
- Gold equivalent (ounces) (Note 1)	48,300	39,200	38,600	-	126,100
- Copper (lbs)	-	1,843,000	26,453,800	-	28,296,800
Net earnings (loss)	$4,145,000	$1,721,000	$8,919,000	$(96,000)	$14,689,000
Average realized gold price (per ounce)	$366	$365	$366	$-	$366
Total cash costs (per ounce)	$180	$223	$(132)	$-	$98

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended September 30, 2003 the equivalency ratio was 73 ounces of silver equals one ounce of gold sold.

(2)

The calculation of total cash costs per ounce of gold for the Peak mine is net of by-product copper sales revenue.

(3)

The calculation of total cash costs per ounce of gold for the Alumbrera mine is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $127 per ounce of gold and $0.44 per pound of copper.

Total cash costs for the third quarter of 2003 were $98 per gold equivalent ounce (net of by-product copper sales at Alumbrera) compared to $90 per gold equivalent ounce in the second quarter of 2003.  Luismin total cash costs were $180 per gold equivalent ounce compared to $200 in the second quarter, a decrease of 10%, due primarily to the sale of the higher cost La Guitarra mine and a 3% weakening of the Mexican peso against the US dollar.  Alumbrera total cash costs were minus $132 compared to minus $112 in the second quarter, an improvement of 18%, due primarily to increased by-product copper credits resulting from higher copper prices and a 3% weakening of the Argentinean peso against the US dollar.  Peak total cash costs were $223 per ounce compared to $221 per ounce in the second quarter.  Total cash costs of $182 per gold equivalent ounce in the third quarter of 2002 resulted from the Luismin operations.

The Luismin operations sold 48,300 gold equivalent ounces during the quarter, an 8% increase from the previous quarter and a 1% increase from the third quarter of 2002.  Peak sold 39,200 ounces of gold and 1,843,000 lbs of copper during the quarter, a significant improvement over the second quarter sales of 26,700 ounces of gold, as the result of a full quarter’s production from the underground mine and the sale of approximately 5,000 tonnes of copper/gold concentrate, part of which had been produced in the second quarter.

The Alumbrera operations had an excellent quarter, with Wheaton’s share of production totaling 59,000 ounces of gold and 39,000,000 lbs of copper.  Wheaton’s share of sales for the quarter was 38,600 ounces of gold (as compared with 40,900 ounces in the second quarter) and 26,453,800 lbs of copper.  Product shipments late in the quarter (Wheaton’s share – 20,400 ounces of gold and 13,442,000 lbs of copper) were not recognised in sales until the fourth quarter due to shipping schedules that delayed the transfer of risk, which is a requirement in the Company’s accounting policy for revenue recognition.  Had

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

these shipments been recognized during the third quarter, Wheaton’s sales and net earnings would have been increased by approximately $15,700,000 and $5,600,000, respectively.

General and administrative expenses for the third quarter of 2003 were $1,917,000, including $937,000 from Luismin and $980,000 of corporate costs.  General and administrative expenses of $2,684,000, incurred in the same period of 2002, included $1,650,000 from Luismin and $1,034,000 of corporate costs.  Luismin costs in 2003 were significantly lower than in the preceding year, due to non-recurring expenses in 2002 that resulted from the acquisition of Luismin by Wheaton.

Exploration expense was $496,000 in the third quarter, including expenditures of $197,000 at Luismin and $162,000 at Peak.  This compared to $806,000 in 2002, incurred to explore several flow-through joint venture projects in Canada.

During the third quarter, the Company earned a foreign exchange gain of $2,304,000 (2002 – loss of $733,000), which resulted primarily from a 3% weakening of the Argentinean peso against the US dollar.  The Company also realized a gain on sale of marketable securities in the amount of $1,231,000 (2002 - $41,000).

Also during the quarter, the Company recorded an income tax expense of $6,295,000 (2002 - $490,000), representing $85,000 of cash taxes and $6,210,000 of future income taxes.

NINE MONTHS ENDED SEPTEMBER 30

Net earnings for the nine months ended September 30, 2003 totaled $29,841,000 ($0.08 per share), on sales of $109,213,000.  The comparable period in 2002 included only the operating results of Luismin, with net earnings of $3,025,000 ($0.03 per share) on sales of $16,755,000.  Operating cash flow for the nine months was $62,195,000, compared with negative cash flow of $1,139,000 in 2002.

	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales	$47,908,000	$25,719,000	$35,586,000	$-	$109,213,000
- Gold (ounces)	78,200	70,800	84,100	-	233,100
- Silver (ounces)	4,578,300	-	-	-	4,578,300
- Gold equivalent (ounces) (Note 1)	139,200	70,800	84,100	-	294,100
- Copper (lbs)	-	1,843,000	58,144,200	-	59,987,200
Net earnings (loss)	$10,225,000	$2,898,000	$17,142,000	$(424,000)	$29,841,000
Average realized gold price (per ounce)	$356	$355	$358	$-	$356
Total cash costs (per ounce)	$188	$230	$(108)	$-	$114

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the nine months ended September 30, 2003 the equivalency ratio was 75 ounces of silver equals one ounce of gold sold.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold for Peak is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to September 30, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to September 30, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $125 per ounce of gold and $0.42 per pound of copper.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

During the nine months, the Company sold a total of 294,100 gold equivalent ounces and 60,000,000 lbs of copper at a total cash cost of $114 per gold equivalent ounce.  For the same period in 2002, the Company sold 50,744 gold equivalent ounces at a total cash cost of $180 per gold equivalent ounce, all from the Luismin operations acquired in June 2002.

General and administrative expenses for the nine months ended September 30, 2003 totaled $5,890,000, including $2,759,000 from Luismin and $3,131,000 of corporate costs.  General and administrative expenses of $3,879,000, incurred in the same period of 2002, included $1,885,000 from Luismin and $1,994,000 of corporate costs.  Luismin costs in 2003 represent the full nine months of operations whereas 2002 costs were incurred since the acquisition date on June 19, 2002.  The increased corporate costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $1,399,000 for the nine months ended September 30, 2003, including expenditures of $909,000 at Luismin and $198,000 at Peak.  This compared to $1,423,000 in 2002, incurred to explore the Bellavista Project and several flow-through joint venture projects in Canada.

(in thousands)	Nine Months Ended September 30
Other Income	2003	2002
Interest income	$802	$373
Gain on sale of marketable securities	2,005	2,926
Foreign exchange gain (loss)	3,499	(191)
Other items	(506)	174
	$5,800	$3,282

Interest income has more than doubled since 2002, to $802,000 for the nine months, due to significantly higher cash balances on hand.  The foreign exchange gain of $3,499,000 in 2003 resulted primarily from the appreciation of Canadian dollar denominated cash deposits against the US dollar, together with a 3% weakening of the Argentinean peso against the US dollar.  Other items in 2003 includes severance costs of $474,000 due to former employees of the Company, compensation expense of $293,000 for share purchase options granted to non-employees and a $437,000 gain on the sale of the La Guitarra mine.

Income tax expense for the nine months ended September 30, 2003 amounted to $9,650,000 (2002 - $366,000), representing $307,000 of cash income taxes and $9,343,000 of future income taxes.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2003 the Company had cash and cash equivalents of $128,037,000 (December 31, 2002 - $22,936,000) and working capital of $138,602,000 (December 31, 2002 - $24,422,000).

Total assets increased to $711,648,000 at September 30, 2003 from $152,098,000 at December 31, 2002, primarily due to the March 18, 2003 acquisition of a 25% interest in the Alumbrera mine in Argentina and 100% of the Peak Gold mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera.  Total consideration for these acquisitions was $304,383,000 including acquisition costs, of which $33,924,000 was apportioned to Peak and $270,459,000 to Alumbrera.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,949,000 (Cdn$333,500,000) less share issue costs of $15,934,000.  In March 2003, each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan, and a $25,000,000 revolving working capital facility which was repaid in August 2003.  The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company’s consolidated net cash flows.  The revolving working capital facility bears interest at LIBOR plus 3% per annum.  The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008.  Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.  Debt issue costs of $4,046,000 were incurred, and are being amortized to income over the term of the debt.

During August 2003, the Company issued 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of $72,475,000 (Cdn$100,000,000) less share issue costs of $4,514,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  The financing was completed to advance the Company’s mineral properties and increase cash available for potential acquisitions and general corporate purposes.

During the nine months ended September 30, 2003, the Company invested a total of $18,394,000 in property, plant and equipment including expenditures of $11,639,000 at the Luismin operations, $5,700,000 at Peak and $1,041,000 at Alumbrera.  In May 2003, the Company received a bi-annual cash distribution totaling $12,610,000 from Alumbrera.  The next distribution will be made in November 2003.

During the nine months ended September 30, 2002, the Company invested $76,886,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000.  As part of the purchase consideration, a contingent payment of 11,355,113 common shares of the Company was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and shares to be issued has been increased by $22,367,000.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

OUTLOOK

In the opinion of management, the working capital at September 30, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During September 2003, the Company ann0unced that it had entered into agreements with Teck Cominco Limited (“Teck Cominco”) and Miranda Mining Corporation (“Miranda”) to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for $87,000,000.  During November 2003, the Company purchased 97.82% of the issued and outstanding shares of Miranda under the offer and intends to acquire all the remaining Miranda common shares pursuant to its compulsory acquisition rights.  The total purchase price for Miranda is $38,600,000.  The acquisition of Teck Cominco’s 70% interest in Los Filos  occurred in November 2003 for cash of $48,400,000.

During October 2003, the Company issued 38,100,000 units of the Company at a price of Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less share issue costs of $4,074,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  The financing was completed to advance the Company’s mineral properties and increase cash available for potential acquisitions and general corporate purposes.

During November 2003, the Company announced that it has entered into an agreement to acquire the Amapari Gold Project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants.  Based upon the 30-day average trading price of the common shares and warrants, this represents aggregate consideration of approximately $105,000,000.  Wheaton plans to quickly commence construction of an open pit heap leach operation at a cost of approximately $70,000,000, that includes final property payments of $15,000,000 due to AngloGold in 2004 and 2005.  Construction will be funded from existing cash balances and project debt, with resulting production during 2005.

Wheaton currently produces over 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) at a total cash cost of approximately $100 per ounce.  With production from Los Filos scheduled to commence by 2006, Wheaton projects 2006 annualized production of over 900,000 gold equivalent ounces at a total cash cost of less than $140 per ounce.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Third Quarter Report – September 30, 2003

Production and Sales Statistics Three Months Ended September 30, 2003	Luismin (1)	Peak	Alumbrera

- Ore mined (tonnes)	186,300	352,700	2,219,300
- Ore milled (tonnes)	182,800	157,500	3,043,100
- Grade
Gold (grams/tonne)	5.01	7.81	0.83
Silver (grams/tonne)	285.88	-	-
Gold equivalent (grams/tonne)	8.78	7.81	0.83
Copper by-product (%)	-	0.53	0.67
- Recovery (%)
Gold	96.90	79.50	72.80
Silver	90.50	-	-
Gold equivalent	95.30	79.50	72.80
Copper by-product	-	84.00	88.50
				Total
- Production (ounces)
Gold	28,300	33,600	59,000	120,900
Silver	1,520,700	-	-	1,520,700
Gold equivalent	49,200	33,600	59,000	141,800
- Inventory adjustment (ounces)	(900)	5,600	(20,400)	(15,700)
- Sales (ounces) Gold equivalent (Note 1)	48,300	39,200	38,600	126,100
- By-product production (lbs) Copper	-	1,438,100	39,895,700	41,333,800
- Inventory adjustment	-	404,900	(13,441,900)	(13,037,000)
- By-product sales (lbs) Copper	-	1,843,000	26,453,800	28,296,800

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended September 30, 2003 the equivalency ratio was 73 ounces of silver equals one ounce of gold.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD

Consolidated Statements of Operations

(US dollars and shares in thousands, except per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2003	2002	2003	2002
Sales		$63,142	$15,840	$109,213	$16,755
Cost of sales		28,446	8,502	53,610	9,012
Royalties		1,480	15	1,905	17
Depreciation and depletion		11,414	1,573	16,967	1,744
Reclamation		117	-	351	-
		41,457	10,090	72,833	10,773
Earnings from mining operations		21,685	5,750	36,380	5,982
Expenses and other income
General and administrative		1,917	2,684	5,890	3,879
Exploration		496	806	1,399	1,423
Interest and finance fees		2,101	49	2,508	459
Depreciation		74	92	216	112
Other (income) expense	4	(3,887)	680	(5,800)	(3,282)
		701	4,311	4,213	2,591
Earnings before the following		20,984	1,439	32,167	3,391
Equity in earnings of Minera Alumbrera Ltd	3 (a)	-	-	7,324	-
Earnings before income taxes		20,984	1,439	39,491	3,391
Income tax expense		6,295	490	9,650	366
Net earnings		$14,689	$949	$29,841	$3,025
Earnings per share – basic		$0.03	$0.01	$0.08	$0.03
Earnings per share – diluted		$0.03	$0.00	$0.08	$0.02
Weighted-average number of shares outstanding – basic		450,656	188,736	376,155	119,460
Weighted-average number of shares outstanding – diluted		502,448	194,850	396,500	125,278

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Balance Sheets

(US dollars and shares in thousands – Unaudited)		September 30	December 31
	Note	2003	2002
Assets
Current
Cash and cash equivalents		$128,037	$22,936
Appropriated cash	9 (v)	8,820	-
Marketable securities		1,399	1,543
Accounts receivable		32,376	5,617
Product inventory and stockpiled ore	5	23,107	156
Supplies inventory		10,184	3,300
Other		3,416	782
		207,339	34,334
Property, plant and equipment	6	429,463	110,896
Stockpiled ore	5	55,282	-
Reclamation deposits		1,091	933
Future income taxes		4,903	5,613
Other	7	13,570	322
		$711,648	$152,098
Liabilities
Current
Accounts payable and accrued liabilities		$29,560	$9,796
Income taxes payable		738	116
Current portion of long-term debt	9	36,400	-
Other		2,039	-
		68,737	9,912
Long-term debt	9	115,942	-
Future income taxes		66,370	17,509
Provision for reclamation		17,712	11,271
Future employee benefits		6,114	5,352
		274,875	44,044
Shareholders’ Equity
Share purchase options		703	410
Contributed surplus		600	600
Share capital
Common shares Authorized: unlimited shares, no par value; Issued and outstanding: 479,717 (December 31, 2002 - 190,400)	10	391,370	115,152
Shares to be issued	6 (a)	22,367	-
Retained earnings (deficit)		21,733	(8,108)
		436,773	108,054
		$711,648	$152,098

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Statements of Shareholders’ Equity

(US dollars, shares and warrants in thousands – Unaudited)

		Common Shares		Shares to be Issued		Special Warrants		Share Purchase Options	Contribu-ted Surplus	Retained Earnings (Deficit)
	Note	Shares	Amount	Shares	Amount	Warrants	Amount				Total
At January 1, 2002		56,601	$25,999	-	$-	9,910	$3,110	$317	$600	$(13,710)	$16,316
Special warrants issued		-	-	-	-	110,000	82,068	-	-	-	82,068
Special warrants exercised		119,910	85,178	-	-	(119,910)	(85,178)	-	-	-	-
Share options exercised		1,355	411	-	-	-	-	-	-	-	411
Warrants exercised		3,450	2,010	-	-	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin SA de CV		9,084	6,805	-	-	-	-	-	-	-	6,805
Share issue costs		-	(5,251)	-	-	-	-	-	-	-	(5,251)
Fair value of stock options issued to non-employees		-	-	-	-	-	-	93	-	-	93
Net earnings		-	-	-	-	-	-	-	-	5,602	5,602
At December 31, 2002		190,400	$115,152	-	$-	-	$-	$410	$600	$(8,108)	$108,054
Share options exercised	10 (c)	2,137	1,115	-	-	-	-	-	-	-	1,115
Warrants exercised	10 (b)	9,561	5,127	-	-	-	-	-	-	-	5,127
Shares issued	10 (a)	277,619	290,424	-	-	-	-	-	-	-	290,424
Share issue costs	10 (a)	-	(20,448)	-	-	-	-	-	-	-	(20,448)
Shares to be issued	6 (a)	-	-	11,355	22,367	-	-	-	-	-	22,367
Fair value of stock options issued to non-employees	10 (c)	-	-	-	-	-	-	293	-	-	293
Net earnings		-	-	-	-	-	-	-	-	29,841	29,841
At September 30, 2003		479,717	$391,370	11,355	$22,367	-	$-	$703	$600	$21,733	$436,773

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Statements of Cash Flows

(US dollars in thousands – Unaudited)		Three Months Ended September 30		Nine Months Ended September 30
	Note	2003	2002	2003	2002
Operating Activities
Net earnings		$14,689	$949	$29,841	$3,025
Reclamation expenditures		(758)	(228)	(1,205)	(869)
Cash distribution from Minera Alumbrera Ltd		-	-	12,610	-
Items not involving cash
Depreciation and depletion		11,488	1,665	17,183	1,856
Gain on sale of marketable securities		(1,231)	(41)	(2,005)	(2,926)
Equity in earnings of Minera Alumbrera Ltd		-	-	(7,324)	-
Provision for reclamation		(2,368)	-	(2,134)	-
Future income taxes		6,210	529	9,343	529
Share purchase options		-	93	293	199
Other		(1,393)	124	(1,463)	(144)
		26,637	3,091	55,139	1,670
Change in non-cash working capital		4,816	(5,754)	7,056	(2,809)
		31,453	(2,663)	62,195	(1,139)
Financing Activities
Bank loans	9	-	-	75,000	-
Repayment of bank loans		(25,000)	-	(25,000)	-
Debt issue costs	9 (iii)	(378)	-	(4,046)	-
Deferred gold put options	9 (i)	-	-	(5,786)	-
Special warrants issued		-	-	-	82,068
Common shares issued		73,193	1,413	296,666	2,394
Common share issue costs		(4,514)	(136)	(20,448)	(5,220)
		43,301	1,277	316,386	79,242
Investing Activities
Marketable securities		1,782	56	3,615	4,983
Property, plant and equipment		(7,401)	(1,928)	(18,394)	(2,096)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3	-	-	(224,356)	-
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3	(18)	-	(34,187)	-
Acquisition of Luismin SA de CV, net of cash acquired		-	(96)	-	(76,886)
Short-term money market instruments		-	-	-	13,013
Reclamation deposits		3,780	(3)	(158)	101
		(1,857)	(1,971)	(273,480)	(60,885)
Increase in cash and cash equivalents		72,897	(3,357)	105,101	17,218
Cash and cash equivalents, beginning of period		55,140	22,310	22,936	1,735
Cash and cash equivalents, end of period		$128,037	$18,953	$128,037	$18,953
Supplemental cash flow information	11

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

1.

Description of Business and Nature of Operations

Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia.  During 2002 it also carried on exploration activities in Canada.  The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina.  On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3).

2.

Significant Accounting Policies and Basis of Presentation

(a)

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at September 30, 2003 are listed below:

Investment	Ownership Interest	Status	Operations Owned
Luismin SA de CV (“Luismin”)	100%	Consolidated	San Dimas and San Martin mines in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	100%	Consolidated	Peak Mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	37.5%	Proportionately consolidated	Alumbrera Mine in Argentina

(b)

Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition, the Company now has joint control over Alumbrera and therefore the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(c)

Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change has no material impact on the Company’s consolidated financial statements.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

3.

Acquisition of Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd.  The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera.  The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs.  Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd (“Rio Algom”, a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs.  This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 9 (iv)) and acquisition costs paid of $156,000.

(a)

Minera Alumbrera Ltd

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards.  The total purchase price was $270,459,000 including acquisition costs.  The preliminary allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings – March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)
176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 9 (iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)
$265,173
Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	13,876
Property, plant and equipment	248,875
Other	58,501
Provision for reclamation and closure	(4,029)
Future income tax liabilities	(32,813)
Non-current portion of long-term debt	(49,103)
$265,173

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

3.

Acquisition of Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd (cont.)

(b)

Peak Gold Mines Pty Ltd

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003.  The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	341
$33,924
Net assets acquired:
Cash	$(263)
Non-cash working capital	3,776
Property, plant and equipment	35,539
Other	117
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)
$33,924

4.

Other Income (Expense)

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2003	2002	2003	2002
Interest income	$81	$110	$802	$373
Gain on sale of marketable securities	1,231	41	2,005	2,926
Foreign exchange gain (loss)	2,304	(733)	3,499	(191)
Other	271	(98)	(506)	174
	$3,887	$(680)	$5,800	$3,282

5.

Product Inventory and Stockpiled Ore

	September 30	December 31
(in thousands)	2003	2002
Stockpiled ore	$5,856	$-
Work in process	2,914	-
Finished goods	14,337	156
	23,107	156
Non-current stockpiled ore	55,282	-
	$78,389	$156

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

6.

Property, Plant and Equipment

	September 30, 2003			December 31, 2002
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties and deferred costs
Luismin Mines, Mexico	$114,851	$(4,869)	$109,982	$77,646	$(1,958)	$75,688
Peak Mine, Australia	16,430	(1,598)	14,832	-	-	-
Alumbrera Mine, Argentina	19,358	(563)	18,795	-	-	-
	150,639	(7,030)	143,609	77,646	(1,958)	75,688
Plant and equipment
Luismin Mines, Mexico	36,876	(2,634)	34,242	31,821	(1,071)	30,750
Peak Mine, Australia	25,884	(2,517)	23,367	-	-	-
Alumbrera Mine, Argentina	230,559	(7,793)	222,766	-	-	-
Corporate, Canada	450	(250)	200	440	(198)	242
Other, Mexico	2,659	(244)	2,415	2,459	(81)	2,378
	296,428	(13,438)	282,990	34,720	(1,350)	33,370
Properties under development
San Pedrito Project, Mexico	2,864	-	2,864	1,838	-	1,838
	$449,931	$(20,468)	$429,463	$114,204	$(3,308)	$110,896

(a)

Payment of additional consideration for Luismin operations

In June 2002, the Company acquired 100% of the Luismin operations in Mexico.  As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and shares to be issued has been increased by $22,367,000, the fair value of the shares on September 29, 2003.

(b)

Sale of La Guitarra Mine

Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000.  Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum.  Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

7.

Other Non-Current Assets

		September 30	December 31
(in thousands)	Note	2003	2002
Deferred gold put options	9 (i)	$5,786	$-
Deferred debt issue costs	9 (iii)	3,657	-
Other		4,127	322
		$13,570	$322

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

8.

Bank Credit Line

The Company has an Aus$5,000,000 ($3,400,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at September 30, 2003.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

9.

Long-Term Debt

	September 30	December 31
(in thousands)	2003	2002
Corporate debt
Term loan (i)	$50,000	$-
Revolving working capital facility (ii)	-	-
Total bank indebtedness (iii)	50,000	-
Promissory note (iv)	25,000	-
	75,000	-
Project debt
Share of Alumbrera project debt (v)	77,342	-
	152,342	-
Less: current portion	36,400	-
	$115,942	$-

(i)

The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007.  Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period.  The Company may repay the term loan prior to maturity without penalty.

During the period, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.

Also during the period, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.

(ii)

The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

(iii)

The bank indebtedness is secured by corporate guarantees of Luismin and Peak.  Debt issue costs of $4,046,000 have been deferred and are being amortized to earnings over the term of the debt.  An amount of $389,000 has been amortized to September 30, 2003.

(iv)

The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005.  The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom.  The promissory note is redeemable prior to maturity without penalty.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

9.

Long-Term Debt (cont.)

(v)

The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The Company’s share of the remaining balance outstanding at September 30, 2003 is $77,342,000 of which $26,400,000 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.  The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at September 30, 2003 amounted to $8,820,000.

(vi)

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2003	$5,000	$13,200	$18,200
2004	10,000	26,400	36,400
2005	37,500	26,400	63,900
2006	15,000	11,342	26,342
2007	7,500	-	7,500
	$75,000	$77,342	$152,342

10.

Shareholders’ Equity

(a)

Shares issued

On February 27, 2003, the Company issued and sold 230,000,000 subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,949,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000.  In March 2003 each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.  The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

On August 25, 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,475,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

(b)

Warrants exercised

During the period, 9,561,000 warrants were exercised for common shares with an average exercise price of Cdn$0.75 per share for total proceeds of $5,127,000.  The warrants were originally issued in May 2001 and were due to expire on May 23, 2003.

(c)

Share purchase options

In February 2003, the Company granted 4,425,000 share purchase options at an exercise price of Cdn$1.40 and which expire February 2006.  In June 2003, the Company granted 9,935,000 share purchase options at an exercise price of Cdn$1.60 and which expire June 2008.  Of these, share purchase options with a fair value of $293,000 were granted to non-employees, which were charged to operations during the period.

During the nine months ended September 30, 2003, 2,137,000 share options were exercised for common shares with an average exercise price of Cdn$0.73 per share for total proceeds of $1,115,000.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

10.

Shareholders’ Equity (cont.)

 (d)

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2003	2002	2003	2002
Net earnings	$14,689	$949	$29,841	$3,025
Pro forma compensation expense	124	649	9,181	649
Pro forma net earnings	$14,565	$300	$20,660	$2,376
Pro forma basic and diluted earnings per share	$0.03	$0.00	$0.05	$0.02

Pro forma compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 74-77%, an annual risk free interest rate of 4% and expected lives of three to five years (2002 – 70%, 5% and five years respectively).

11.

Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2003	2002	2003	2002
Non-cash financing and investing activities
Promissory note issued (Note 9 (iv))	$-	$-	$25,000	$-
Shares issued on acquisition of Luismin	-	6,805	-	6,805
Additional consideration for Luismin operations (Note 6 (a))	22,367	-	22,367	-
Marketable securities received on sale of assets held for resale	32	-	174	-
Marketable securities received on sale of property, plant and equipment	1,095	407	1,103	407
Reclamation deposits	-	856	-	856
Operating activities included the following cash payments
Interest paid	$491	$-	$522	$11
Income taxes paid	90	-	302	37

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

12.

Segmented Information

The Company's reportable operating and geographical segments are summarized in the table below.  Combined statements of operations include the Company’s 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	Three Months Ended September 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consolidated
Statements of Operations
Sales	$17,152	$14,639	$31,351	$-	$63,142
Cost of sales	8,154	8,909	11,383	-	28,446
Depreciation and depletion	1,616	2,461	7,337	-	11,414
Other	66	436	1,095	-	1,597
	9,836	11,806	19,815	-	41,457
Earnings from mining operations	7,316	2,833	11,536	-	21,685
General and administrative expenses	(937)	-	-	(980)	(1,917)
Interest and financing fees	86	(12)	(856)	(1,319)	(2,101)
Other (expenses) income	(370)	(363)	2,062	1,988	3,317
Earnings (loss) before income taxes	6,095	2,458	12,742	(311)	20,984
Income tax (expense) recovery	(1,950)	(737)	(3,823)	215	(6,295)
Net earnings (loss)	$4,145	$1,721	$8,919	$(96)	$14,689

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

12.

Segmented Information (cont.)

	Nine Months Ended September 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consoli-dated	Adjustments	Alumbrera	Combined
Statements of Operations
Sales	$47,908	$25,719	$35,586	$-	$109,213	$(35,586)	$67,820	$141,447
Cost of sales	24,432	16,157	13,021	-	53,610	(13,021)	25,585	66,174
Depreciation and depletion	4,496	4,115	8,356	-	16,967	(8,356)	16,048	24,659
Other	200	863	1,193	-	2,256	(1,193)	2,001	3,064
	29,128	21,135	22,570	-	72,833	(22,570)	43,634	93,897
Earnings from mining operations	18,780	4,584	13,016	-	36,380	(13,016)	24,186	47,550
General and administrative expenses	(2,759)	-	-	(3,131)	(5,890)	-	(5)	(5,895)
Interest and financing fees	(39)	(43)	(1,011)	(1,415)	(2,508)	1,011	(2,135)	(3,632)
Other (expenses) income	(945)	(401)	2,020	3,511	4,185	(2,020)	2,442	4,607
Equity in earnings of Alumbrera	-	-	-	7,324	7,324	(7,324)	-	-
Earnings before income taxes	15,037	4,140	14,025	6,289	39,491	(21,349)	24,488	42,630
Income tax (expense) recovery	(4,812)	(1,242)	(4,207)	611	(9,650)	4,207	(7,346)	(12,789)
Net earnings	$10,225	$2,898	$9,818	$6,900	$29,841	$(17,142)	$17,142	$29,841
	September 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consoli-dated
Balance Sheets
Cash and cash equivalents	$8,037	$3,222	$44,348	$72,430	$128,037
Other current assets	9,643	10,287	58,076	1,295	79,031
Property, plant and equipment	149,503	38,199	241,561	200	429,463
Other non-current assets	4,576	95	59,641	10,534	74,846
	$171,759	$51,803	$403,626	$84,459	$711,648
Current liabilities other than long-term debt	$8,085	$8,905	$13,340	$2,007	$32,337
Long-term debt	-	-	77,342	75,000	152,342
Other non-current liabilities	45,974	6,603	36,366	1,252	90,196
Inter-company balances	102,484	33,396	259,436	(395,316)	-
Shareholders’ equity	15,215	2,898	17,142	401,518	436,773
	$171,759	$51,803	$403,626	$84,459	$711,648

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

12.

Segmented Information (cont.)

	Three Months Ended September 30, 2002			Nine Months Ended September 30, 2002
(in thousands)	Luismin	Corporate	Consolidated	Luismin	Corporate	Consolidated
Statements of Operations
Sales	$15,840	$-	$15,840	$16,755	$-	$16,755
Cost of sales	8,502	-	8,502	9,012	-	9,012
Depreciation and depletion	1,573	-	1,573	1,744	-	1,744
Other	15	-	15	17	-	17
	10,090	-	10,090	10,773	-	10,773
Earnings from mining operations	5,750	-	5,750	5,982	-	5,982
General and administrative expenses	(1,650)	(1,034)	(2,684)	(1,885)	(1,994)	(3,879)
Interest and financing fees	(33)	(16)	(49)	(58)	(401)	(459)
Other (expenses) income	(419)	(1,159)	(1,578)	(448)	2,195	1,747
Earnings (loss) before income taxes	3,648	(2,209)	1,439	3,591	(200)	3,391
Income tax (expense) recovery	(522)	32	(490)	(516)	150	(366)
Net earnings (loss)	$3,126	$(2,177)	$949	$3,075	$(50)	$3,025
	December 31, 2002
(in thousands)	Luismin	Corporate	Consolidated
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	242	110,896
Other non-current assets	5,613	1,255	6,868
	$131,554	$20,544	$152,098
Current liabilities other than long-term debt	$9,402	$510	$9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,147	(85,147)	-
Shareholders’ equity	4,996	103,058	108,054
	$131,554	$20,544	$152,098

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

September 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

13.

Subsequent Events

(a)

Issuance of additional share capital

On October 6, 2003 the Company issued and sold 38,100,000 units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $4,074,000.  Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

(b)

Acquisition of Los Filos and El Limón Gold Projects

On September 3, 2003, the Company announced it had entered into agreements with Teck Cominco Limited and Miranda Mining Corporation to acquire a 100% interest in the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico, for $87 million in cash.  The acquisition was completed on October 31, 2003.

The Company plans to complete a feasibility study on the Los Filos deposit during 2004, and commence construction immediately thereafter.  Capital costs are expected to be approximately $80 million, which the Company intends to fund through a combination of project debt and internally generated cash.  It is anticipated that the mine will start production in late 2005.

(c) Acquisition of Amapari Gold Project

On November 6, 2003, the Company announced it had entered into an agreement to acquire a 100% interest in the Amapari gold project in northern Brazil for total consideration of approximately $105 million.  Of the purchase price, $25 million is payable in cash, and the remainder by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.  The acquisition is expected to close during December 2003.

The Company plans to quickly commence construction of an open pit, heap leach, operation at a cost of $70 million that includes final property payments of $15 million due to AngloGold in 2004 and 2005.

CANADA – HEAD OFFICE	DIRECTORS
Wheaton River Minerals Ltd	Larry Bell
Waterfront Centre	Frank Giustra
Suite 1560 - 200 Burrard Street	Doug Holtby
Vancouver, BC V6C 3L6	Eduardo Luna
Telephone: (604) 696-3000	Ian McDonald
Fax: (604) 696-3001	Antonio Madero
Website: www.wheatonriver.com	Ian Telfer
Neil Woodyer
AUSTRALIA OFFICE	OFFICERS
Wheaton Minerals Asia Pacific Pty Ltd

Ian Telfer

Chairman and Chief Executive Officer

Russell Barwick

Managing Director, Wheaton Asia Pacific Operations

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

President, Luismin SA de CV

Suite 1002, Level 10
Gold Fields House
1 Alfred Street
Sydney, NSW
Australia 2000
Telephone: 61 (0) 2 9252-1220
Fax: 61 (0) 2 9252-1221
MEXICO OFFICE
Luismin SA de CV
Testimocles No.10 – Piso, Polanco
11560 Mexico, DF Mexico
Telephone: (55) 5281-4091
Fax: (55) 5280-7636
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WRM
American Stock Exchange: WHT
TRANSFER AGENT
CIBC Mellon Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
(800) 387-0825
Outside of Canada and the United States:
(416) 643-5500
Email: inquiries@cibcmellon.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC
INVESTOR RELATIONS
Julia Hasiwar
Manager, Investor Relations
Toll free: (800) 567-6223
Email: ir@wheatonriver.com